                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. FINANCIAL REPORT FOR THE EIGHTH FISCAL YEAR [ENGLISH TRANSLATION]. DECEMBER 24, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: December 24, 2003

                             [English Translation]

[Note: This English translation of the "Financial Report for the Eighth Fiscal Year" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

                            YUUKA SHOUKEN HOUKOKUSHO
                              (FINANCIAL REPORT FOR
                             THE EIGHTH FISCAL YEAR)

       (Based on Securities and Exchange Law of Japan Section 24, Item 1)

             Year of Operations                From: October 1, 2002
             (8th Fiscal Year)                To: September 30, 2003

                               Crayfish Co., Ltd.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including the statements below that "the Company will continue to aim to stabilize profits in its core business by reducing DESKWING subscriber cancellations and by enhancing DESKWING customer satisfaction" and that the Company "will aim to increase profits by using synergies with Hikari Tshushi,
Inc. . . . and its affiliated group companies." To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                Financial Report
            (Report based on Securities and Exchange Law 24, Item 1)

             Year of Operations                From: October 1, 2002
             8th Fiscal Year                  To: September 30, 2003


To: The Chair of Kanto Local Finance Bureau

Submitted on December 24, 2003

Company: Crayfish Co., Ltd. English Name: Crayfish Co., Ltd. Representative:
President and Representative Director Kazuhiko Muraki. Office Location: Hikari Centre Building 5th floor, 16-15, Minami Ikebukuro 1-chome, Toshima-ku, Tokyo. Office Tel: 03-5954-7555. Contact: Director and Chief Financial Officer, Kazuhiro Tamura. Primary contact info: the same as above.

Locale for viewing the Financial Report:

Tokyo Stock Exchange 2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo

                                    Contents

                                                                            PAGE

PART I - INFORMATION ON THE COMPANY

     1.  OVERVIEW OF THE COMPANY
         1.   Key financial data and trends                                  1-2
         2.   Operational History                                              3
         3.   Description of business                                          4
         4.   Information on related companies                                 5
         5.   Employees                                                        5
     2.  BUSINESS OVERVIEW
         1.   Overview of business results                                   6-7
         2.   Production, orders received and sales                            7
         3.   Issues and outlook for the fiscal year ahead                     7
         4.   Important business contracts                                   8-9
         5.   Research and development activities                              9
     3.  PROPERTY, PLANT AND EQUIPMENT
         1.   Overview of capital expenditures                                10
         2.   Major property and equipment                                    10
         3.   Plans for new additions or disposal                             10
     4.  CORPORATE INFORMATION
         1.   Information of shares                                        11-13
         2.   Acquisition of treasury stock                                   13
         3.   Dividend policy                                                 14
         4.   Changes in the market price of the Company's share              14
         5.   Members of the Board of Directors and Corporate Auditors        14
     5.  FINANCIAL INFORMATION
         1.   Consolidated Financial Statements                               16
         Auditors report                                                   17-18
         2.   Financial Statements                                         19-42
     6.  INFORMATION ON TRANSFER AND REPURCHASE OF THE COMPANY                43
     7.  REFERENCE FOR THE COMPANY                                            44

PART II - INFORMATION ON THE COMPANY'S GUARANTOR                              45

PART I  INFORMATION ON THE COMPANY

  1.  OVERVIEW OF THE COMPANY

   1.  Key financial data and trends

    (1)  Consolidated financial data

                FISCAL YEAR                                    4TH FY        5TH FY        6TH FY           7TH FY        8TH FY
------------------------------------------                    ---------     ---------     ---------        ---------    ----------
                YEAR ENDED                                    SEP. 1999     SEP. 2000     SEP. 2001        SEP. 2002     SEP. 2003
------------------------------------------                    ---------     ---------     ---------        ---------    ----------
Net sales                              (Thousands of yen)        --           --             5,416,939         --            --
Ordinary loss                          (Thousands of yen)        --           --             2,304,522         --            --
Net loss                               (Thousands of yen)        --           --             9,728,022         --            --
Net assets                             (Thousands of yen)        --           --            15,402,657         --            --
Total assets                           (Thousands of yen)        --           --            15,820,206         --            --
Net assets per share                   (Yen)                     --           --          1,502,844.91         --            --
Net loss per share - basic             (Yen)                     --           --            953,167.04         --            --
Net income per share - diluted         (Yen)                     --           --                    --         --            --
Equity ratio                           (%)                       --           --                  97.4         --            --
Return on equity                       (%)                       --           --                    --         --            --
Price-earnings ratio                   (Times)                   --           --                    --         --            --
Net cash used in operating activities  (Thousands of yen)        --           --            (8,052,355)        --            --
Net cash used in investing activities  (Thousands of yen)        --           --              (283,602)        --            --
Net cash used in financing activities  (Thousands of yen)        --           --               (24,312)        --            --
Cash and cash  equivalents at the end
of period (Thousands of yen)
Employees                                                        --           --            14,656,739         --             --
( ) represents  the number of average  (Number)                  --           --                    89         --             --
temporary employees for the year.                               (--)         (--)                  (37)       (--)           (--)

(Notes) 1. Net sales are presented exclusive of consumption tax.
        2. Consolidated financial statements were composed from 6th FY, thereby no such statements were made prior to 6th FY. In addition, there has been no consolidated subsidiary since the beginning of 7th FY, thereby consolidated financial statements were not presented.
        3. Net income per share - diluted, return on equity and price-earnings ratio are not stated due to recording net losses.
        4. Employees in parenthesis reflect average number of temporary employees during the fiscal year.

    (2)  Non-consolidated financial data

          FISCAL YEAR                                          4TH FY        5TH FY        6TH FY           7TH FY        8TH FY
------------------------------------------                    ---------     ---------     ---------        ---------    ----------
          YEAR ENDED                                          SEP. 1999     SEP. 2000     SEP. 2001        SEP. 2002     SEP. 2003
------------------------------------------                    ---------     ---------     ---------        ---------    ----------
Net sales                            (Thousands of yen)      1,137,942       6,822,669      5,337,048       2,939,808     1,768,165
Ordinary income (loss)               (Thousands of yen)       (387,037)     (1,943,574)    (2,094,256)      1,445,845       594,778
Net income (loss)                    (Thousands of yen)       (391,006)     (1,954,432)    (9,729,943)      1,337,929      (232,113)
Equity income from investments
  if equity method were applied      (Thousands of yen)             --              --             --              --            --
Shareholders' equity                 (Thousands of yen)      2,321,375       8,044,887      8,058,075       8,060,325       566,685
Shares issued and outstanding        (Shares)                    8,305          10,186         10,249          10,258        10,268
Net assets                           (Thousands of yen)      4,132,795      25,117,492     15,400,736      16,740,916     2,137,602
Total assets                         (Thousands of yen)      6,243,077      25,563,597     15,624,971      16,934,376     3,129,038
Net assets per share                 (Yen)                  497,627.40    2,465,883.85   1,502,657.50    1,632,623.01    208,180.98
Cash dividends per share             (Yen)
(Interim cash dividends per                                         --              --             --              --            --
  share)                             (Yen)                         (--)            (--)           (--)            (--)          (--)
Net income (loss) per share -
  basic                              (Yen)                  (86,659.25)    (208,963.14)   (953,355.25)     130,478.79    (22,612.17)
Net income per share - diluted       (Yen)                          --              --             --              --            --
Equity ratio                         (%)                          66.2            98.2           98.6            98.9          68.3
Return on equity                     (%)                            --              --             --             8.0            --
Price-earnings ratio                 (Times)                        --              --             --             6.1            --
Cash dividends as a percentage
  of net income                      (%)                            --              --             --              --            --
Net cash provided by (used
  in) operating activities           (Thousands of yen)             --      (1,976,383)            --       1,839,912      (219,193)
Net cash provided by investing
  activities                         (Thousands of yen)             --         251,947             --         140,714       109,633
Net cash  provided  by (used in)
  financing activities               (Thousands of yen)             --      20,564,917             --           2,250   (14,371,200)
Cash and cash equivalents at
  the end of the fiscal year         (Thousands of yen)             --      23,017,010             --      16,412,076     1,931,315
Employees
( ) represents the number of                                        70             117             74              43            37
average temporary employees for      (Number)                      (--)            (45)           (34)            (16)           (7)
the year

(Notes)  1.  Net sales are presented exclusive of consumption tax.
         2. "Equity income from investments if equity methods were applied" was not applicable because of no its affiliates for which equity method should be applied.
         3. Regarding net income per share - diluted of the 4th and 5th fiscal years, although stock purchase warrants were issued, the average prices during the periods were unable to be determined due to the fact that the issues were not registered and not listed. In addition, net losses were recorded in the 4th, 5th and 6th fiscal years. As a result, net income per share - diluted of the 4th, 5th and 6th fiscal years was not stated. Net income per share - diluted of the 7th fiscal year was not stated due to the fact that premium on subscription right had not occurred. Net income per share-diluted of the 8th fiscal year was not stated because net loss was recorded.
         4. Return on equity of the 4th, 5th, 6th and 8th fiscal years was not stated due to recording net losses.
         5. Price-earnings ratio of 4th fiscal year was not stated due to the difficulties in determining stock prices caused by the fact that shares were not listed and not registered. In addition, price-earnings ratio for the 5th, 6th and 8th fiscal years was not stated due to recording net losses.
         6. Employees in parenthesis reflect average number of temporary employees during the fiscal year.
         7. In compliance with the Article 193-2, Item 1 of the Securities and Exchange Law, financial statements of the 4th and 5th fiscal years were audited by Chuo Audit Corporation, those of the 6th and 7th fiscal years were audited by Sanyu & Co. and Nakachi & Co., and those of the 8th fiscal year was audited by Sanyu & Co.

  2.  Operational History

       DATE                                                                    ITEM
-----------------    ---------------------------------------------------------------------------------------------------------------
October 1995         Crayfish Co., Ltd. established at 1-11-5 Kami Minami, Shibuya-ku, Tokyo, Japan (Capital JPY 10,000 thousand)
March 1996           Begin "TokyoWeb" hosting services with Tokyo Internet Co., Ltd.
October 1996         Relocate headquarters to 2-5-12 Shinjuku, Shinjuku-ku, Tokyo
April 1997           Begin hosting services with ITOCHU Technology Inc. and relocate headquarters to 5-10-15 Shinjuku, Shinjuku-ku,
                     Tokyo
May 1998             Begin Hitmail service (full internet service) with Hikari Tsushin, Inc.
November 1998        Relocate headquarters to 2-19-13 Shinjuku, Shinjuku-ku, Tokyo
March 1999           Become Hikari Tsushin's subsidiary
November 1999        Relocate headquarters to 3-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
March 2000           File for listing of ADRs on Nasdaq National Market, listed on "Mothers" section of Tokyo Stock Exchange
November 2000        Terminate partnership with Hikari Tsushin, Inc.
December 2000        Intranets K.K becomes Company's subsidiary
February 2001        "HITMAIL" changes name to "DESKWING"
December 2001        Relocate headquarters to 2-2-1 Ikebukuro, Toshima-ku, Tokyo
January 2002         Intranets KK removed as consolidated subsidiary
March 2002           Formalize the terms of agreement with Network Associates Co., Ltd. to provide the Virus Check service to the
                     Company's subscribers.
August 2002          Begin outsourcing of DESKWING support with CalltoWeb, Inc.
September 2002       Begin outsourcing DESKWING hosting operations to Global Media Online Inc.
October 2002         Relocate headquarters to 2-16-13 Ikebukuro, Toshima-ku, Tokyo
February 2003        Begin to design and market software.
March 2003           Relocate headquarters to 2-49-7 Minami Ikebukuro, Toshima-ku, Tokyo
March 2003           Begin to sale internet advertising space
September 2003       Begin to market hardware
September 2003       Relocate headquarters to 1-16-15 Minami Ikebukuro, Toshima-ku, Tokyo
October 2003         Establish Cyber Joy, Inc., a subsidiary of Crayfish Co.,Ltd.
November 2003        De-list from Nasdaq National Market, and terminate ADR program.

  3.  Description of business

The Company performs services related to the operation of hosting business, software business, internet advertising space business and hardware business.

   COMPANY NAME                      SECTOR                                    BUSINESS
------------------     ------------------------------------       --------------------------------
Crayfish Co., Ltd.     -Hosting business                          -DESKWING business
                       -Software business                         -Market and sell software
                       -Internet advertising space business       -Sell Internet advertising space
                       -Hardware business                         -Market and sell hardware
                       -Others                                    -Design and establish Web page


The Company's operational flow is as follows:

                                 Ordinary User (individual, corporate)

--------------------------------------------------------------------------------------------------------

[UP ARROW GRAPHIC]   Hosting Services             [UP ARROW GRAPHIC]   Providing Service and Product

Global Media Online Inc. and CalltoWeb, Inc.      IE Group, Inc., CalltoWeb, Inc. and First Charge, Inc.

--------------------------------------------------------------------------------------------------------

[UP ARROW GRAPHIC]   Outsourcing                  [UP ARROW GRAPHIC]   Product wholesale
                                                                       Advertising space wholesale

--------------------------------------------------------------------------------------------------------
                                         Crayfish Co., Ltd.

The Company is a subsidiary of Hikari Tsushin, Inc.

  4.  Information on related companies

                                      CAPITAL                                  RIGHT OWNED
NAME                    ADDRESS    (MILLION YEN)        BUSINESS                   (%)       RELATION                        MEMO
------------------------------------------------------------------------------------------------------------------------------------
(PARENT)
Hikari Tsushin, Inc.   Toshima-ku     53,294       The mobile communication,       81.9      One of the Company's         (Note) 1,2
                       Tokyo                       the OA equipment and the        (0.4)     directors is also a
                                                   internet businesses,                      director of the Parent.
                                                   amongst other businesses

(Notes) 1. (0.4) in the column "Right Owned" refers to indirect shareholdings.
        2. Hikari Tsushin also files a Security Report.
        3. Cyber Joy, Inc., a wholly owed subsidiary of Crayfish Co., Ltd. was established in October 1, 2003.


  5.  Employees

    (1)  The Company


                                                      (AS OF SEPTEMBER 30, 2003)
                                AVERAGE YEARS         --------------------------
 TOTAL           AVERAGE          EMPLOYED              AVERAGE ANNUAL SALARY
EMPLOYEES          AGE             (YEAR)                 (THOUSANDS OF YEN)
---------        -------        -------------         --------------------------
   37(7)           28                0.7                       5,585

(Notes) 1. Average salary includes bonuses and overtime.
        2. Employees in parenthesis reflect average number of Total Employees that were temporary employees during the fiscal year.
        3. Six workers have decreased in the current fiscal year. The main reason for decrease is employment transfer in connection with outsourcing a part of DESKWING operation to Global Media Online, Inc. since November 2002.


    (2)  Labor Union

     There is no labor union. The Company maintains amicable relations with its employees.

2.  BUSINESS OVERVIEW

  1.  Overview of business result

   (1)  Result

     The Japanese government has continued to implement various economic recovery plans and signs of economic recovery, such as increases in investment and stock prices, have begun to emerge. Nevertheless, many economic indicators, such as consumption, are still lackluster.

     While the Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and Optical Fiber, competition in the hosting industry has remained fierce.

     The Company has aimed to increase profits by stabilizing revenues from its core hosting business "DESKWING" and by strengthening new businesses. Since November 2002, the Company has aimed to decrease "DESKWING" subscribers cancellations and to stabilize profits by introducing several service plans that offer subscribers different subscription prices, and by introducing a special discount plan for subscribers who use the service over an extended period. From June to September 2003, the monthly subscription cancellation rate stabilized around 2 percent, down from 5 percent at the beginning of this fiscal year. The Company will continue to aim to stabilize income by increasing customer satisfaction and by reducing the subscriber cancellation rate.

     The Company began to design and sell software in February 2003, began its internet advertising space business in March 2003, and began its hardware sales business in September 2003. The Company attempts to effectively market these businesses to Japanese SMEs by receiving sales support from Hikari Tsushin, Inc.'s affiliated group companies.

     The Company reached a settlement agreement with the plaintiffs in its U.S. class action lawsuit. On June 6, 2003 (U.S. time), the Company entered into an agreement with the plaintiffs to settle all pending class actions for US$9,000,000. Out of US$9,000,000, US$6,625,000 is to be paid by the Company. The company has accounted for this payment in the current period as an extraordinary loss of JPY 782 million. The settlement agreement is subject to court approval before the lawsuit will be discharged.

     Although the Company has realized profits from its new businesses, revenue in the current period declined to JPY1,768 million yen, down 39.9% from JPY2,939 million in FY2002 ("prior period) due mainly to a decline in the number of its DESKWING subscribers.

     Selling, general and administrative ("SG&A") expense was JPY507 million in the current period, down 36.9% from JPY803 million in the prior period. The decrease in SG&A reflected a reduction in personnel expense in related to outsourcing, a reduction in research and development expense, and depreciation in connection with sales of assets. Because revenue from new business and the reduction in SG&A expense was not large enough to offset a decline in revenue from DESKWING, operating income in the current period was JPY611 million, down 59.4% from JPY1,505 million in the prior period.

     Ordinary income was JPY594 million in the current period, down 58.9% from JPY1,445 million in the prior period. Net loss in the current period was JPY232 million due to the payment by the Company of JPY782 million, accounted for as an extraordinary loss, in connection with the settlement of its U.S. class action lawsuit, as otherwise discussed herein.


    (2)  Cash flows

     Net cash used in operating activity was JPY219 million due mainly to the payment in official credit deposit, while net cash provided by investing activities was JPY109 million primarily attributable to proceeds from the sale of property and equipment. Net cash used in financing activities was JPY14,371 million due to the special dividend in connection with the capital reduction. As a result, net cash and cash equivalents at the end of current period was JPY1,931 million, down JPY14,480 million from the beginning of the current period.


    (Cash flows from operating activities)

     The ordinary income was 594 million yen. However, net cash used in operating activities was 219 million yen due mainly to increase in 782 million yen of official credit deposit.


    (Cash flows from investing activities)

     Net cash provided by investing activities was 109 million yen due to proceeds from sales of property and equipment of 97 million yen.

    (Cash flows from financing activities)

     Net cash used in financing activities was 14,371 million yen due to payment for special dividend in connection with capital reduction of 14,375 million yen.


  2.  Production, orders received and sales

    (1)  Actual production

     Our business is a wide array of IT production services, and the actual offering of its services is corresponded with the actual sales. Therefore, please refer to "(3) Actual sales" below.


    (2)  Orders received

     The Company does not produce by order. As a result, description hereto is omitted.


    (3)  Actual sales

     The actual sales for the current fiscal year mainly came from hosting services generating 1,436 million yen, while the software business generated 167 million yen, internet advertising space business generated 123 million yen and other businesses generated 40 million yen.

     In addition, the actual sales for the prior fiscal year mainly came from hosting services generating 2,935 million yen while other businesses generated 3 million yen.


   3.  Issues and outlook for the fiscal year ahead

     The Company will continue to aim to stabilize profits in its core business by reducing DESKWING subscriber cancellations and by enhancing DESKWING customer satisfaction.

     For its software, internet advertising space, and hardware businesses, the Company will aim to increase profits by using synergies with Hikari Tsushin, Inc. (the Company's parent company) and its affiliated group companies.

     The Company will aim to earn its income by balancing its existing business and new businesses.

   4.  Important business contracts

     Important contracts for the current fiscal year include the following:

      (1)  IDK, Inc.

                  CONTRACT NAME               COMMODITY EXCHANGE AGREEMENT
           -------------------------   -----------------------------------------
           Contracting Counter party    IDK, Inc.
           Contents                     Commodity exchange agreement about IT
                                        products, OA equipments, engineer
                                        working fees and other commodities.
           Contract date                September 1, 2003
           Term                         From September 1, 2003 to August 31,
                                        2005 (Automatically renewed for one
                                        year if either party does not indicate
                                        their intent to continue at least 1
                                        month prior to the expiration of term)


      (2)  First Charge, Inc.

                  CONTRACT NAME               COMMODITY EXCHANGE AGREEMENT
           -------------------------    ----------------------------------------
           Contracting Counter party    First Charge, Inc.
           Contents                     Agreement related to treatment of
                                        internet advertising space.
           Contract date                March 12, 2003
           Term                         From March 12, 2003 to March 11, 2004
                                        (Automatically renewed for one year if
                                        either party does not indicate their
                                        intent to continue before expiration of
                                        term)


      (3)  IE Group, Inc.

                  CONTRACT NAME               COMMODITY EXCHANGE AGREEMENT
           -------------------------    ----------------------------------------
           Contracting Counter party    IE Group, Inc.
           Contents                     Sales providing agreement of "OSAMA
                                        SOFTWARE".
           Contract date                March 1, 2003
           Term                         From March 1, 2003 to March 31, 2004
                                        (Automatically renewed for one year if
                                        either party does not indicate their
                                        intent to continue at least 3 months
                                        prior to the expiration of term)

      (4)  Global Media Online, Inc.

                  CONTRACT NAME               COMMODITY EXCHANGE AGREEMENT
           -------------------------    ----------------------------------------
           Contracting Counter party    Global Media Online, Inc.
           Contents                     Outsourcing for DESKWING operations.
           Contract date                September 30, 2002
           Term                         From September 1, 2002 to August 31,
                                        2005 (Automatically renewed for one
                                        year if either party does not indicate
                                        their intent to continue at least 1
                                        month prior to the expiration of term)


      (5)  CalltoWeb, Inc.

                  CONTRACT NAME               COMMODITY EXCHANGE AGREEMENT
           -------------------------    ----------------------------------------
           Contracting Counter party    CalltoWeb, Inc.
           Contents                     Outsourcing call center operations for
                                        DESKWING
           Contract date                August 1, 2002
           Term                         From August 1, 2003 to July 31, 2004
                                        (Automatically renewed for one year if
                                        either party does not indicate their
                                        intent to continue at least 1 month
                                        prior to the expiration of term)


  5.  Research and development activities

     The research activities of current year have concentrated on the product development. The total amount of a research and development cost is 0.5 million yen.

3.  PROPERTY, PLANT AND EQUIPMENT

  1.  Overview of capital expenditures

     Capital expenditures by the Company during the 8th fiscal year totaled 4 million yen.

     The main increase in property consists of works for interior finishing in connection with relocation of the head office, which amounts is 2 million yen.

     The main component of the increase in furniture and fixtures is the purchase of personal computer and operational equipments, which amounts is 2 million yen.

     However, by depreciation and improving efficiency by sale and retirement of unused assets, property and equipment decreased by 152 million yen during the period.


  2.  Major property and equipment

     As of September 30, 2003, the Company's major property and equipment are as follows:

   (1)  The Company

                                                               BOOK VALUE (THOUSANDS OF YEN)
                                                               -----------------------------
     ADDRESS                    DESCRIPTION                      PROPERTY        EQUIPMENT           TOTAL         EMPLOYEES
-------------------     ------------------------------           --------        ---------          -------        ---------
   Headquarters         Headquarters property, network            2,447            24,719            27,166            30
(Toshima-ku, Tokyo)     and development equipment

(Note) 1 Amounts shown reflect book values.


3.  Plans for new additions or disposal

    (1)  New construction of material facilities

     None

    (2)  Disposition of material facilities

     None

4.  CORPORATE INFORMATION

  1.  Information of shares

     The information of "(1) Information on the Company's shares" and "(2) Status of subscription rights, etc." inserted hereto in the original Japanese document is provided in "the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 8th fiscal year." Please refer to the Page 13 and Page 14 in the document, respectively.


    (3)  Trends of the issued and outstanding shares and common stocks

                      CHANGES IN THE                                                            CHANGES IN        BALANCE OF
                        NUMBER OF        BALANCE OF THE                                         ADDITIONAL        ADDITIONAL
                      SHARES ISSUED       SHARES ISSUED       CHANGES IN       BALANCE OF         PAID-IN           PAID-IN
       DATE          AND OUTSTANDING     AND OUTSTANDING     COMMON STOCK     COMMON STOCK        CAPITAL           CAPITAL
----------------     ---------------     ---------------     ------------     ------------     ------------      ------------
                                                             THOUSANDS OF     THOUSANDS OF     THOUSANDS OF      THOUSANDS OF
                         SHARES              SHARES              YEN              YEN              YEN               YEN
-----------------------------------------------------------------------------------------------------------------------------
Feb. 27, 1999              600              2,130               75,000           151,500            75,000            88,500

March 31, 1999           2,415              4,545              301,875           453,375           301,875           390,375

Sep. 28, 1999            1,400              5,945            1,750,000         2,203,375         1,750,000         2,140,375

Sep. 30, 1999            2,360              8,305              118,000         2,321,375            58,245         2,198,620

March 10, 2000           1,870             10,175            5,722,200         8,043,575        17,215,617        19,414,237

Sep. 30, 2000               11             10,186                1,312         8,044,887                --        19,414,237

Sep. 30, 2001               63             10,249               13,187         8,058,075                --        19,414,237

Dec. 20, 2001               --                 --                   --                --       (12,071,575)        7,342,661

Sep. 30, 2002                9             10,258                2,250         8,060,325                --         7,342,661

Sep. 9, 2003                --                 --           (7,495,640)          564,685        (6,879,560)          463,101

Sep. 30, 2003               10             10,268                2,000           566,685             2,000           465,101

(Notes)
1.   February 27, 1999
     Private placement
     Issuance price:                                                 250,000 yen
     The amount transferred to common stock:                         125,000 yen
2.   March 31, 1999
     Private placement
     Issuance price:                                                 250,000 yen
     The amount transferred to common stock:                         125,000 yen
3.   September 28, 1999
     Private placement
     Issuance price:                                               2,500,000 yen
     The amount transferred to common stock:                       1,250,000 yen
4.   September 30, 1999
     Common stock increased by exercise of bonds with warrants period between October 1, 1998 and September 30, 1999.
5.   March 10, 2000
     Based on the result of book-building methods, initial public offering on March 10, 2000 (1,870 shares) was based upon "spread methods" in which underwriters undertook 12,276,000 yen as accepted price and they sold the shares as issuance price 13,200,000 yen to investors.
6.   September 30, 2000
     Common stock increased by exercise of stock options period between October 1, 1999 and September 30, 2000.
7.   September 30, 2001
     Common stock increased by exercise of stock options period between October 1, 2000 and September 30, 2001.
8.   December 20, 2001
     The entire deficit recorded in the statutory book was eliminated by using legal reserves.
9.   September 30, 2002
     Common stock increased by exercise of stock options period between October 1, 2001 and September 30, 2002.
10.  September 9, 2003

     Special cash dividends in connection with capital reduction.
     Amount of dividends per share:                                1,400,000 yen
11.  September 30, 2003
     Common stock increased by exercise of stock options period between October 1, 2002 and September 30, 2003.


    (4)  Detail for shareholding

                                                                                                          (As of September 30, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                                         INFORMATION OF SHARES
                  -----------------------------------------------------------------------------------------------
                                                                                FOREIGN
                    GOVERNMENT                                                 COMPANIES                             INFORMATION OF
                        AND          FINANCIAL     SECURITIES      OTHER       (OF WHICH     INDIVIDUALS              SHARES LESS
CATEGORY          MUNICIPALITIES    INSTITUTION    COMPANIES     COMPANIES    INDIVIDUAL)    AND OTHERS     TOTAL    THAN ONE UNIT
------------------------------------------------------------------------------------------------------------------------------------
Number of                --              --            2               16           11            360         389             --
shareholders                                                                        (2)
------------------------------------------------------------------------------------------------------------------------------------
Number of                --              --                                      1,071
shares owned                                          30            8,503           (2)           664      10,268             --
------------------------------------------------------------------------------------------------------------------------------------
Ratio (%)                                                                        10.43
                                         --         0.29            82.81        (0.02)          6.47      100.00             --
------------------------------------------------------------------------------------------------------------------------------------

(Note) 5,078 shares registered as a name of Japan Securities Depositary Center, Inc are included in "Other companies."


    (5)  Principal shareholders

     The information of "(5) Principal shareholders" inserted hereto in the original Japanese document is provided in "the Notice of Convocation of Ordinary General Meeting of Shareholders for 8th fiscal year." Please refer to Page 14 in the document.

    (6)  Voting right

     a)  Shares issued and outstanding

                                              (AS OF SEPTEMBER 30, 2003)
----------------------------------------------------------------------------------------------------------------------
                   CATEGORY                       NUMBER OF SHARES        AMOUNT OF VOTING RIGHTS           SUBSTANCE
----------------------------------------------   ------------------     ---------------------------       -------------
Shares without voting rights                                  --                    --                        --
Shares with limited voting rights (Treasury
  stock, etc.)                                                --                    --                        --
Shares with limited voting rights (Others)                    --                    --                        --
Shares with voting rights (Treasury stock,
  etc.)                                                       --                    --                        --
Shares with voting rights (Others)                   Common stock
                                                           10,268               10,268                        --
Shares less than one unit                                      --                   --                        --
Shares issued and outstanding                              10,268                   --                        --
Amount of total shareholders' voting rights                    --               10,268                        --

(Note) "Shares with voting right (others)" includes 5,078 shares registered as a name of Japan Securities Depositary Center, Inc



      b)  Treasury stocks, etc.

     None


  (7)  Detail of system of stock option

     None


  2.  Acquisition of treasury stock

    (1) Acquisition of treasury stock in accordance with the resolution of the shareholders' meeting or director's meeting, acquisition from subsidiaries or acquisition for retirement using the reserve for revaluation.

         a) Acquisition based on a resolution approved at last shareholders' meeting

            None

         b) Resolution regarding the acquisition of treasury stock at this shareholders' meeting

            None

    (2) Acquisition of treasury stock for decreasing common stock, acquisition using net income stipulated in Articles of Incorporation or acquisition for redemption of shares.

         a) Acquisition based on a resolution approved at last shareholders' meeting

            None

         b) Resolution regarding the acquisition of treasury stock at this shareholders' meeting

            None

  3.  Dividend policy

     The Company positions that the return of profit to shareholders is one of the important subjects for our management.

     However, the Company will not provide cash dividend until its operation become profitable, reflecting that it resulted in net operating loss for the current year mainly due to the settlement of U.S. Class Action.


  4.  Changes in the market price of the Company's shares

--------------------------------------------------------------------------------------------------------------------
                        FISCAL YEAR     4TH FY         5TH FY         6TH FY         7TH FY          8TH FY
                      ----------------------------------------------------------------------------------------------
                      REPORT DATE      Sep. 1999      Sep. 2000      Sep. 2001      Sep. 2002       Sep. 2003
                      ==============================================================================================
5-YEAR HISTORICAL       High              Yen         32,800,000     1,420,000       850,000        1,550,000
HIGH/LOW PRICES                            --
                      ----------------------------------------------------------------------------------------------
                        Low               Yen          2,100,000       351,000       443,000          137,000
                                           --
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
                          MONTH        2003          May          June          July        August      September
                                       April
                      ==============================================================================================
RECENT 6 MONTHS           High          Yen        710,000      1,540,000     1,530,000    1,550,000      422,000
MONTHLY HIGH/LOW                      700,000
                      ----------------------------------------------------------------------------------------------
                          Low           Yen        690,000        730,000     1,450,000     #137,000      241,000
                                      670,000
--------------------------------------------------------------------------------------------------------------------

(Notes)

1. High and low prices above are those indicate on the "Mothers" exchange. The Company went public on March 10, 2000 and therefore there is no share price data prior to this date.

2. Symbol "#" means that the price of shares is after the special dividends in connection with capital reduction.


  5.  Members of the Board of Directors and Corporate Auditors

     The information of Members of the Board of Directors and Corporate Auditors inserted hereto in the original Japanese document is provided in "the Notice of Convocation of the Ordinary General Meeting of Shareholders for 8th fiscal year." Please refer to page 30 and 31 in the document representatively.

5.  FINANCIAL INFORMATION

  1.  Basis of preparation of the consolidated financial statements

    (1) The consolidated financial statements of the Company are prepared in accordance with the "Regulation Concerning the Terminology, Forms and Preparation Methods of the Financial Statements ("Regulations for Financial Statements") (Ministry of Finance Ordinance No. 59, 1963).

         Financial statements for 7th fiscal year (from October 1, 2001 to September 30, 2002) is based on Regulation of Financial Statements, prior to its amendment; financial statement for 8th fiscal year (from October 1, 2002 to September 30, 2003) is based upon Regulation of Financial Statements after its amendment.

         Consolidated financial statements for the current fiscal year are not formed because there is no consolidated subsidiary.


  2.  Audit report

     Pursuant to Article 193-2 of "the Securities and Exchange Law", the financial statements of 7th fiscal year (from October 1, 2001 to September 30,
2002) was audited by Sanyu & Co. and Nakachi & Co. The financial statements of 8th fiscal year (from October 1, 2002 to September 30, 2003) was audited by Sanyu & Co.

  1.  Consolidated Financial Statement

    (1)  Consolidated financial statement

         Not applicable

    (2)  Others

         Litigation

         Description hereto is omitted since it is stated in "Financial Statement (3) Others".

                                  AUDIT REPORT

                                                               December 20, 2002


Crayfish Co., Ltd.

President and Representative Director  Kazuhiko Muraki


                       Sanyu & Co.

                       Representative and Engagement Partner: Jun Sugita

                       Representative and Engagement Partner: Yoshinori Kawano


                            Nakachi & Co.
                            Representative and Engagement Partner: Kazuhiro Ando


                       Engagement Partner: Taku Hirata


     Pursuant to Article 193-2 of "Securities and Exchange Law", we have audited the financial statements of Crayfish Co., Ltd. (the "Company") including the Company's balance sheet, statement of operations, statement of retained earnings, statement of cash flows and supplemental schedules thereto, as reported in the "Financial information" for the Company's 7th fiscal year from October 1, 2001 to September 30, 2002.

     Our audit was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required.

     As a result of our audit procedures, it is our opinion that the accounting policies and accounting treatments adopted by the Company in the preparation of the financial statements referred to above are in accordance with generally accepted accounting principles, and that the presentation of the financial statements is in conformity with "Regulations Concerning the Terminology, Forms and Preparation methods of the Financial Statements" (Ministry of Finance Ordinance No. 59).

     Accordingly, it is our opinion that the aforementioned financial statements of the Company present fairly their financial position as of September 30, 2002, and the results of its operations and its cash flows for the year then ended.

     We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.

                         REPORT OF INDEPENDENT AUDITORS

                                                               December 19, 2003


To the Board of Directors of

Crayfish Co., Ltd.


                         Sanyu & Co.

                         Representative and Engagement Partner  Jun Sugita

                         Representative and Engagement Partner  Yoshinori Kawano

                         Engagement Partner  George Kaito


     Pursuant to Article 193-2 of "Securities and Exchange Law", we have audited the financial statements of Crayfish Co., Ltd. (the "Company") including the Company's balance sheet, statement of operations, statement of retained earnings, statement of cash flows and supplemental schedules thereto, as reported in the "Financial information" for the Company's 8th fiscal year from October 1, 2002 to September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crayfish Co., Ltd. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

     We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.

2. Non-Consolidated Financial Statements
 (1) Financial Statements
   a) Balance Sheets

                                                              (Thousands of Yen)

                                     Periods                  FY2002                                 FY2003
                                                    (As of September 30, 2002)             (As of September 30, 2003)
                                                  ------------------------------         -------------------------------
Accounts
                                                          Amounts          Ratio                 Amounts           Ratio
                                                  ----------------------   -----         -----------------------   -----
                                                                                %                                       %
       (Assets)
I       Current assets
     1. Cash on hand and in Banks                             16,411,288                               1,930,519
     2. Accounts receivable-trade         N3                      22,898                                 125,194
     3. Securities                                               200,787                                 200,795
     4. Inventories                                                   --                                   2,365
     5. Supplies                                                      43                                      --
     6. Advances paid                                              7,336                                  25,580
     7. Prepaid expense                                           12,956                                   4,557
     8. Accounts receivable-others                                62,081                                  18,738
     9. Official credit deposit           N4                          --                                 782,081
    10. Other current assets                                       1,915                                     663
    11. Allowance for doubtful                                  (10,028)                                 (9,264)
        accounts
                                                              ----------                               ---------
        Total current assets                                  16,709,279     98.7                      3,081,232     98.5
II     Fixed assets
     1. Property and equipment
       (1) Leasehold improvements                   6,334                                  3,062
           Accumulated depreciation                   663          5,670                     614           2,447
                                                  -------                                 ------
       (2) Equipment                              397,544                                 92,981
           Accumulated depreciation               226,394        171,149                  68,261          24,719
                                                  -------     ----------                  ------       ---------
        Total property and equipment                             176,819      1.0                         27,166      0.9
     2. Intangible fixed assets
     (1) Software                                                 16,027                                   7,148
     (2) Telephone rights                                          2,867                                   1,200
                                                              ----------                               ---------
        Total intangible fixed                                    18,894      0.1                          8,348      0.2
        assets
     3. Investments and others
     (1) Investment securities                                         1                                       1
     (2) Investments in subsidiary        N5                          --                                  10,000
     (3) Claims in bankruptcy                                    260,844                                 260,820
     (4) Guaranty deposits                                        29,381                                   2,289
     (5) Allowance for doubtful                                (260,844)                               (260,820)
         accounts
                                                              ----------                               ---------
         Total investments and                                    29,382      0.2                         12,290      0.4
         others
                                                              ----------                               ---------
         Total fixed assets                                      225,096      1.3                         47,806      1.5
                                                              ----------                               ---------
         Total assets                                         16,934,376    100.0                      3,129,038    100.0
                                                              ==========                               =========

                                                              (Thousands of yen)

                                     Periods
                                                              FY2002                                FY2003
Accounts                                            (As of September 30, 2002)            (As of September 30, 2003)
                                                  ------------------------------        ---------------------------------
                                                         Amounts           Ratio                 Amounts           Ratio
                                                  ----------------------   -----         -----------------------   -----
                                                                                %                                      %
                 (Liabilities)
I       Current liabilities
     1. Accounts payable-trade                                    48,925                                 135,062
     2. Accounts payable-other                                    34,345                                  44,270
     3. Accrued expense                                              389                                   8,864
     4. Income taxes payable                                       3,653                                   1,191
     5. Consumption taxes payable                                 88,818                                      --
     6. Advance recieved                                             827                                   1,261
     7. Deposit recieved                                             946                                   1,143
     8. Allowance for accured                                      7,014                                   9,119
        bonus
     9. Allowance for settlement of                                   --                                 782,081
        Litigation
    10. Warrant                                                    8,437                                   8,437
    11. Others                                                       102                                       5
                                                              ----------                               ---------
        Total current liabilities                                193,460      1.1                        991,436    31.7
                                                              ----------                               ---------
        Total liabilities                                        193,460      1.1                        991,436    31.7
                                                              ----------                               ---------

        (Shareholders' Equity)
I       Common stock                   N1                      8,060,325     47.6                             --
II      Additional                     N2                      7,342,661     43.3                             --
        paid-in capital
III     Other surplus
     1. Retained earning                         1,337,929                                    --
                                                 ---------                             ---------
             Total other surplus                               1,337,929      7.9                             --
                                                              ----------                               ---------
             Total shareholders'                              16,740,916     98.9                             --
                   equity
I       Common stock                   N1,6                           --       --                        566,685    18.1
II      Capital surplus
    1.  Additional paid-in             N6               --                               465,101
        capital
                                                 ---------                             ---------
        Total capital surplus                                         --       --                        465,101    14.9
III     Earning surplus
    1.  Retained earing                                 --                             1,105,815
                                                 ---------                             ---------
        Total earning surplus                                         --       --                      1,105,815    35.3
                                                              ----------                               ---------
        Total shareholders'                                           --       --                      2,137,602    68.3
        equity
                                                              ----------                               ---------
        Total liabilities                                     16,934,376    100.0                      3,129,038   100.0
        and shareholders' equity
                                                              ==========                               =========

b) Statements of Operations

                                                              (Thousands of yen)

                                    Periods
                                                                 FY2002                                   FY2003
                                                           (From October 1, 2001)                 (From October 1, 2002)
Accounts                                                  (To September 30, 2002)                (To September 30, 2003)
                                                     --------------------------------       ---------------------------------
                                                        Amounts                 Ratio              Amounts              Ratio
                                                     ------------------------   -----       -------------------------   -----
                                                                                     %                                       %
I        Net Sales
        1. Hosting                                   2,935,878                              1,436,536
        2. Product sales                                    --                                199,300
        3. Internet                                         --                                123,830
           advertising space
        4. Others                                        3,929      2,939,808    100.0          8,496       1,768,165    100.0
                                                     ---------                              ---------
II        Cost of Sales
        1. Hosting                                     626,383                                432,766
        2. Costs of product sales                           --                                130,144
        3. Internet                                         --                                 86,709
           advertising space
        4. Others                                        3,881        630,264     21.4             --         649,620     36.7
                                                     ---------      ---------               ---------       ---------
          Gross profit                                              2,309,544     78.6                      1,118,544     63.3
III         Selling, General and
            Administrative Expense
        1.  Sales consigned                                348                                     --
            commission
        2.    Advertisement                              3,220                                  3,595
              expense
        3.    Bad debit expense                         41,181                                  4,221
        4.    Provision for doubtful                     1,286                                    919
              accounts
        5.    Directors' remuneration                   57,020                                 60,551
        6.    Salaries                                 188,766                                131,248
        7.    Legal welfare cost                        32,623                                 19,864
        8.    Bonus                                     33,768                                  5,003
        9.    Provision for bonus                        6,140                                  9,119
       10.    Recruiting cost                            5,143                                     --
       11.    Travelling and                             2,818                                  2,303
              transportation expense
       12.    Commission paid                          164,877                                118,237
       13.    Rent expense                              32,229                                 17,493
       14.    Depreciation expense                      48,201                                 22,554
       15.    Research and             N1               51,031                                    500
              development cost
       16.    Others                                   134,937        803,594     27.4        111,694         507,307     28.7
                                                     ---------      ---------               ---------       ---------
          Operating income                                          1,505,949     51.2                        611,237     34.6
                                                                    ---------                               ---------

                                                              (Thousands of yen)

                                        Periods

                                                                  FY2002                                 FY2003
                                                            From Octber 1, 2001                     From Octber 1, 2002
 Accounts                                                  To September 30, 2002                   To September 30, 2003
                                                     --------------------------------       ---------------------------------
                                                             Amounts            Ratio              Amounts              Ratio
                                                     ------------------------   -----       -------------------------   -----
                                                                                     %                                       %
IV          Non-operating Income
        1. Interest                                      2,592                                    340
        2. Securities interest                              90                                     10
        3. Loan interest                                     5                                     --
        4. Foreign currency                                 --                                    235
           transaction gain
        5. Finance guide fee                                --                                 12,924
        6. Miscellaneous income             N2             399          3,088      0.1          4,078         17,588      1.0
                                                       -------                                -------
V           Non-operating Expense
        1. Provision for doubtful                        8,725                                    320
           accounts expense
        2. Depreciation                                 27,109                                  5,249
        3. Foreign currency                              3,356                                     --
           transaction loss
        4. Litigation cost                              23,844                                 23,907
           Cost for special dividend
        5  in connection with capital                       --                                  4,412
           reduction
        6. Miscellaneous loss                              157         63,192      2.1            158         34,048      2.0
                                                       -------      ---------                 -------       --------
          Ordinary income                                           1,445,845     49.2                       594,778     33.6
VI          Special Gain
        1. Profit on disposal of            N3             956                                 14,017
           fixed assets
        2. Reversal of allowance for                        --                                  1,713
           doubtful accounts
        3. Bad debt recovered                               --                                 11,201
        4. Gain on sale of                               9,975                                     --
           investment securities
        5. Gain on retirement of                        74,676         85,607      2.9             --         26,932      1.5
           investment securities
                                                       -------                                -------
VII         Special Losses
        1. Loss on sale of fixed            N4           2,366                                  4,417
           assets
        2. Loss on retirement of            N5         112,358                                 47,811
           fixed assets
        3. Loss on retirement of                        42,656                                     --
           investment securities
        4. Loss on cancellations of         N6          28,632                                     --
           contracts
        5. Head-office relocation                           --                                 18,303
           expense
        6. Provision for settlement                         --                                782,081
           of litigation
        7. Others                                        3,711        189,724      6.5             --        852,614     48.2
                                                       -------      ---------                 -------       --------
          Income (Loss) before income
          taxes                                                     1,341,729     45.6                      (230,903)   (13.0)
                                                                    ---------                               --------

                                                              (Thousands of yen)

                                      Periods

                                                                     FY2002                                 FY2003
                                                                From Octber 1, 2001                    From Octber 1, 2002
 Accounts                                                      To September 30, 2002                  To September 30, 2003
                                                               ---------------------                  ---------------------
                                                                 Amounts      Ratio                      Amounts     Ratio
                                                                 ---------    -----                     ---------    -----
                                                                                  %                                      %
        Corporate, inhabitants and                                   3,800      0.1                         1,210      0.1
        enterprise taxes
                                                                 ---------                              ---------
        Net income (Loss)                                        1,337,929     45.5                      (232,113)   (13.1)
        Retained earning at                                             --                              1,337,929
        beginning of the period
                                                                 ---------                              ---------
        Retained earning at end of the                           1,337,929                              1,105,815
        period
                                                                 =========                              =========


Detail list of cost of sales
 A. Detail list of cost of sales for hosting business

                                                              (Thousands of yen)

                                      Period                   FY2002                                  FY2003
                                                         From Octber 1, 2001                     From Octber 1, 2002
                                                        To September 30, 2002                   To September 30, 2003
     Account                                       -------------------------------         -------------------------------
                                                           Amounts           Ratio                Amounts            Ratio
                                                   ----------------------    -----         --------------------      -----
                                                                                 %                                       %
  I Material costs                                                 77,449     12.3                       84,407       19.5
  II Labor costs
    1 Salary                                        50,561                                      --
    2 Bonus                                          9,254                                      --
    3 Provision for bonus                              874                                      --
    4 Others                                        15,835         76,525     12.2              --           --         --
                                                   -------                                 -------
  III Outsourcing costs                                           133,594     21.3                        9,068        2.1
  IV Other costs
    1 Domain related expense                        93,183                                  34,057
    2 Server maintenance expense                       110                                      --
    3 Rent                                             266                                      --
    4 Depreciation expense                          37,555                                   1,258
    5 Outsourcing expense for part of               39,005                                 301,562
        operation
    6 Maintenance and administrative               142,175                                      --
        expense
    7 Others                                        26,516        338,813     54.0           2,412      339,290       78.4
                                                   -------        -------                  -------      -------
      Cost of sales for hosting                                   626,383    100.0                      432,766      100.0
      business
                                                                  =======                               =======

 (Method of cost calculation)
   The Company's calculation for cost of sales is actual costing based on specific identification method.

   B. Detail list of cost of sales for commodities

                                                              (Thousands of yen)

                                                Periods                  FY2002                                  FY2003
                                                                  From Octber 1, 2001                    From Octber 1, 2002
                                                                 To September 30, 2002                  To September 30, 2003
     Accounts                                                -----------------------------           -----------------------------
                                                                   Amounts           Ratio                Amounts           Ratio
                                                             -------------------     -----           -----------------      -----
                                                                                         %                                       %
    Inventory at the                                                          --       --                           --         --
    Beginning of the year
    Goods purchased during current year                                       --       --                      132,509      100.0
                                                                             ---                               -------
                    Total                                                     --       --                      132,509      100.0
    Inventory at the end of                                                   --                                 2,365
    the year
                                                                             ---                               -------
    Cost of sales for others                                                  --                               130,144
                                                                             ---                               -------

 C. Detail list of cost of sales for others

                                                              (Thousands of yen)

                                             Period                   FY2002                                   FY2003
                                                                From Octber 1, 2001                       From Octber 1, 2002
                                                               To September 30, 2002                     To September 30, 2003
     Account                                              -------------------------------            -----------------------------
                                                                   Amounts          Ratio                  Amounts           Ratio
                                                           ---------------------    -----            ------------------      -----
                                                                                       %                                        %
    Inventory at the                                           --                                     --
    beginning of the year
    Goods purchased during current year                     3,881                                     --
                                                            -----                                    ---
                    Total                                   3,881                                     --
    Inventory at the end of                                    --          3,881    100.0             --            --         --
    the year
                                                            -----          -----                     ---           ---        ---
    Cost of sales for others                                               3,881    100.0             --            --         --
                                                                           -----    -----            ---           ---        ---

c) Statements of Cash Flows

                                                              (Thousands of yen)

                                                      Periods

                                                                        FY2002                      FY2003
                                                                 From October 1, 2001        From October 1, 2002
Accounts                                                        To September 30, 2002       To September 30, 2003
                                                                ---------------------       ---------------------
                                                                        Amounts                     Amounts
                                                                      ----------                 -----------
I Cash flows from operating activities
      1.  Income before income taxes (Loss)                            1,341,729                    (230,903)
      2.  Depreciation and amortization                                  120,025                      29,063
      3.  Amortization of deposits                                           476                         997
      4.  Increase (Decrease) in allowance                                10,012                        (787)
          for doubtful accounts
      5.  Increase in allowance of bonus                                   7,014                       2,104
      6.  Increase in allowance for litigation                                --                     782,081
          settlement
      7.  Interest and dividend                                           (2,688)                       (340)
      8.  Gain on sales of investment securities                          (9,975)                         --
      9.  Gain on retirement of investment                               (74,676)                         --
          securities
     10.  Loss on retirement of investment                                42,656                          --
          securities
     11.  Gain on sales of property and equipment                           (956)                    (14,017)
     12.  Loss on sales of property and equipment                          2,366                       4,417
     13.  Loss on disposals of property and                              112,358                      47,811
          equipment
     14.  Decrease (Increase) in accounts                                 14,676                    (102,295)
          receivable-trade
     15.  Increase in official credit deposit                                 --                    (782,081)
     16.  Decrease in account receivable-others                          139,079                      42,909
     17.  Decrease (Increase) in other assets                            174,356                     (10,859)
     18.  Increase in accounts payable                                    32,547                      86,137
     19.  Decrease in other liabilities                                  (71,005)                    (70,501)
                                                                      ----------                 -----------
             Subtotal                                                  1,837,997                   (216,263)
     20.  Interests and dividend received                                  2,446                         362
     21.  Income taxes paid                                                 (530)                    (3,292)
                                                                      ----------                 -----------
          Net cash provided by (used in)                               1,839,912                   (219,193)
          operating activities

II Cash flows from investing activities
      1.  Deposit in time deposit                                       (215,000)                   (200,000)
      2.  Refunding of time deposit                                      215,000                     200,000
      3.  Purchase of property and equipment                             (36,681)                     (4,006)
      4.  Proceeds from sales of property and                              2,609                      97,545
          equipment
      5.  Purchase of subsidiary securities                                   --                     (10,000)
      6.  Purchase of investment securities                                   (1)                         --
      7.  Proceeds from sales of investment                              203,245                          --
          securities
      8.  Proceeds from (purchase of) other                              (28,457)                     26,094
          investments
                                                                      ----------                 -----------
          Net cash provided by investing activities                      140,714                     109,633

III Cash flows from financing activities
      1.  Proceeds from issuance of new shares                             2,250                       4,000
      2.  Payment for special dividend in                                     --                 (14,375,200)
          connection with capital reduction
                                                                      ----------                 -----------
          Net cash provided by (used in) financing                         2,250                 (14,371,200)
          activities

                                                      Periods

                                                                        FY2002                      FY2003
                                                                 From October 1, 2001        From October 1, 2002
Accounts                                                        To September 30, 2002       To September 30, 2003
                                                                ---------------------       ---------------------
                                                                        Amounts                     Amounts
                                                                      ----------                 -----------
   Net increase (Decrease) in cash and cash                            1,982,877                 (14,480,760)
   equivalents
   Cash and cash equivalents at the beginning                         14,429,198                  16,412,076
   of the period
                                                                      ----------                 -----------
   Cash and cash equivalents at the end of                            16,412,076                   1,931,315
   the period
                                                                      ==========                 ===========

d) Statements of Retained Earnings

                                                              (Thousands of yen)

                                       Periods


                                                                 FY2002                                        FY2003
                                                 (Resolution of shareholder's meeting           (Resolution of shareholder's meeting
   Accounts                                              on December 20, 2002)                          on December 19, 2003)
                                                 ------------------------------------            -----------------------------------
                                                                 Amounts                                         Amounts
                                                                ---------                                      ---------
 I     Retained earning                                         1,337,929                                      1,105,815
 II    Appropriation of retained                                       --                                             --
       earning
                                                                ---------                                      ---------
       Retained earning brought
III    forward to the next fiscal                               1,337,929                                      1,105,815
       year
                                                                =========                                      =========

   Significant accounting policies

                    Periods                        FY 2002                                          FY 2003
                                        (From   October 1, 2001                           (From   October 1, 2002
  Items                                  To  September 30, 2002)                           To  September 30, 2003)
---------------------------    ---------------------------------------------     -----------------------------------------
1. Basis and methods of         (1)          Securities                           (1)  Securities
   valuation of securities                            --                               1)   Subsidiary shares
                                                                                            Cost method based on average
                                                                                            method
                                      2)     Other securities                          2)   Other securities
                                             No market quotation                            No market quotation
                                             Cost method based on average                   Same as left
                                             method
2. Basis and methods of                               --                          (1)  Product
   valuation of inventory                                                              Cost method based on average method
   assets                       (2)   Work in process                                                  --
                                      Cost method based on specific
                                      indentification method
                                (3)   Supplies                                                         --
                                      Last purchase method
3. Depreciation and             (1) Property and equipment:                       (1)  Property and equipment:
   amortization of fixed            Declining balance method                           Declining balance method
   assets                           The estimated useful life and residual             The estimated useful life is
                                    value are based upon the same criteria             described as follows:
                                    stipulated in the corporate income tax law.        Building:       15 years
                                                                                       Equipment:      3 to 8 years
                                                                                       Used asset is not included
                              (2) Intangible fixed assets:                        (2)  Intangible fixed assets:
                                    Software used for the Company's operation            Same as left
                                    is amortized by the straight-line method
                                    over the estimated useful life of 5 years.

                    Periods                        FY 2002                                          FY 2003
                                        (From   October 1, 2001                           (From   October 1, 2002
  Items                                  To  September 30, 2002)                           To  September 30, 2003)
---------------------------    ---------------------------------------------     -----------------------------------------
4. Basis for calculation of    (1) Allowance for doubtful accounts               (1) Allowance for doubtful accounts
   allowances                      Allowance for doubtful accounts is                Same as left
                                   provided based on past experience for
                                   normal receivables and on an estimate
                                   of the collectibility of receivables
                                   and on an estimate of the
                                   collectibility of receivables from
                                   companies in financial difficulty.

                               (2) Allowance for bonus                           (2) Allowance for bonus
                                   Accrued bonus is provided for the                 Same as left
                                   payment of employees' bonus based on
                                   estimated amounts of future payments
                                   attributed to the current period.
                                   (Additional information)                          (Additional information)
                                   Due to the amendment of the regulation            The period refferd for bonus payment
                                   of employee compensations, it was unable          has been changed in the current period.
                                   to determine the amount of bonus payable          As a result, operating income, ordinary
                                   at the end of this period. Therefore,             income and net income are accounted for
                                   amount of bonus accrued during the current        at JPY4,559 thousand less when compared
                                   period is recorded in allowance for               with the existing bonus payment period.
                                   bonus.  Amount of bonus payable included
                                   in accrued expense in end of previous
                                   fiscal year is 19,804 thousand yen.

                                            -----------                          (3) Allowance for settlement
                                                                                     The company has recorded the amount it
                                                                                     expects to pay for settlement of the
                                                                                     class action related to the Company's
                                                                                     US public listing on US Nasdaq.
                                                                                     (Additional information)
                                                                                     The plaintiffs in the above action
                                                                                     had sought damages, costs and expenses
                                                                                     of an unspecified amount. The settlement
                                                                                     agreement with the Plaintiffs on June 6, 2003
                                                                                     permits the Company to reasonably estimate
                                                                                     the cost to settle and bring to an end the
                                                                                     litigation and, accordingly, the Company
                                                                                     recorded a settlement allowance amount
                                                                                     pursuant to the content of the settlement
                                                                                     agreement for the current financial
                                                                                     accounting period.

5. Assets in quarterly             Cash on hand, bank deposit at any time, and
   statements of cash flow         short-term investment with low-risk and with      Same as left
                                   maturity within three months after
                                   acquisition.

                    Periods                        FY 2002                                          FY 2003
                                        (From   October 1, 2001                           (From   October 1, 2002
  Items                                  To  September 30, 2002)                           To  September 30, 2003)
---------------------------    ---------------------------------------------     -----------------------------------------
                               (1) Accounting for comsumption taxes            (1) Accounting for comsumption taxes
6. Others                            Consumption taxes are excluded from                      Same as left
                                   transaction amounts.
                                                                               (2) Accounting for Treasury Stock and
                                                                                   reversal of Additional Paid-in
                                                    ----------                     Capital and Legal Reserve, etc.
                                                                                   Since the current period, the
                                                                                   Company has adopted "Accounting Standard
                                                                                   for Treasury Stock and Reversal of
                                                                                   Additional Paid-in Capital and Legal Reserve,
                                                                                   etc" (Statement of Accounting Board of Japan
                                                                                   No.1 issued on Feb. 21, 2002). There is no
                                                                                   effect on gain and loss due to this adoption.
                                                                                      The capital section of annual
                                                                                   balance sheets, based on the revision
                                                    ----------                     of the balance sheet rules.
                                                                               (3) Accounting Standard for net income per share.

                                                                                   Since the current period, the Company has
                                                                                   adopted "Accounting Standard for Net Income
                                                                                   per share" (Statement of Accounting Standard
                                                                                   Board of Japan No.2, issued on Sept. 25, 2002)
                                                                                   and "The Guidance for Implementation of
                                                                                   the Accounting Standard for Net Income per
                                                                                   Share" (The guidance for implementation of
                                                                                   statement of Accounting Standard Board of
                                                                                   Japan No.4, issued on Sept. 25, 2002). There
                                                                                   is no effect on per share information of FY 2002
                                                                                   resulting from the adoption of such
                                                                                   rules.

Change in presentation of financial statements

                           FY 2002                                                        FY 2003
                 (From    October 1, 2001                                        (From   October 1, 2002
                  To   September 30, 2002)                                        To   September 30, 2003)
-------------------------------------------------------------     ----------------------------------------------------------
                                                                  (Balance sheet)
                                                                  "Supplies", was disclosed separately in current assets in
                            ----------                            previous fiscal year, is included in "Others" in the current fiscal year, because its importance became low.
                                                                  "Supplies" for current fiscal year is JPY 18 thousand.

                                                                  (Statement of Operation)
     (Statement of Operation)                                     "Sales consigned commision" was disclosed separately in
     "Loss on doubtful account" is included in "Others" in        Selling, Genral and Administrative Expense in previous
selling, general and administrative expense until previous        fiscal year, is included in "Others" in the current fiscal
fiscal years. However, since the amount of "Loss on doubtful      year, because the ration of total amount in Selling,
account" became larger than 5/100 of the total amount of          General and Administrative Expense became low.
selling, general and administrative expense, it is disclosed      "Sales consigned commission" for current fiscal year is
separately from selling general and administrative expense.       JPY 71 thousand.

     "Loss on doubtful account" for previous fiscal year is JPY90,984 thousand.

Notes to financial statements
   (For balance sheets)

                              FY2002                                                                FY2003
                    (As of September 30, 2002)                                            (As of September 30, 2003)
--------------------------------------------------------------      --------------------------------------------------------------
N1 Number of shares authorized to be issued by the Company and      N1 Number of shares authorized to be issued by the Company and
  total number of shares outstanding                                  total number of shares outstanding

   Number of shares authorized to be issued: 40,996 shares          Number of shares authorized to be
   Number of shares outstanding :            10,258 shares            issued (Normal share):                        40,996 shares
                                                                    Number of shares outstanding (Normal share):    10,268 shares

N2 The entire elimination of accumulated deficit using paid-in capital and legal reserve

   The entire deficit recorded in the statutory book was eliminated against additional paid-in capital and legal reserve, pursuant to the resolution of the ordinary general meeting of
   shareholders held on December 20, 2001.
                                                                                                  ----------
   Additional paid-in capital reversed: JPY12,071,575 thousand
   Legal reserve reversed:                     JPY180 thousand
                                                                    N3 Assets and liabilities for affiliates
                            ----------                                   Accounts receivable-trade:      JPY83,327 thousand

                                                                    N4 JPY782,081 thousand is on deposit in an escrow account
                            ----------                                pursuant to the settlement of the US class action related to the Company's public offering on the US NASDAQ.

                            ----------                              N5 JPY10,000 thousand is a payment of subscription money for a subsidiary, Cyber Joy Inc., established on October 1, 2003.

                            ----------                              N6 Special dividend in connection with capital reduction
                                                                       Special dividend in connection with Capital reduction
                                                                       effective September 9, 2003 was resolved at the shareholders meeting on July 31, 2003, and the dividend was paid on
                                                                       September 30, 2003.

                                                                         Decrease in capital                   JPY7,495,640 thousand

                                                                         Decrease in capital reserve           JPY6,879,560 thousand
                                                                         -----------------------------------------------------------
                                                                         Total amount of reduced capital      JPY14,375,200 thousand


(For statements of operation)

                            FY2002                                                        FY2003
                     (From October 1, 2001                                          (From October 1, 2002
                     To September 30, 2002)                                         To September 30, 2003)
--------------------------------------------------------------  ------------------------------------------------------------
N1 Research and development cost included in administrative     N1 Research and development cost included in administrative
expenses                                                           expenses
                                         JPY51,031 thousand                                                  JPY500 thousand

                          ----------                            N2  Trading with affilates
                                                                               Miscellaneous income:      JPY15,561 thousand
N3 Gain on sales of fixed assets is as follows.                 N3 Gain on sales of fixed assets is as follows.
                                 Equipment: JPY956 thousand                                    Equipment: JPY14,017 thousand

                       FY2002                                                             FY2003
                (From October 1, 2001                                               (From October 1, 2002
                To September 30, 2002)                                              To September 30, 2003)
--------------------------------------------------------------  ------------------------------------------------------------
N4 Loss on sale of fixed assets is as follows.                  N4 Loss on sale of fixed assets is as follows.
                      Equipment: JPY2,366 thousand                                            Equipment:   JPY3,935 thousand
                                                                                       Telephone rights:     JPY482 thousand
                                                                                                  Total:   JPY4,417 thousand
N5 Loss on disposal of fixed assets is as follows.              N5 Loss on disposal of fixed assets is as follows.

     Buildings                  JPY42,585 thousand                   Buildings                             JPY4,766 thousand
     Equipment                  JPY31,298 thousand                   Equipment                            JPY37,397 thousand
     ---------------------------------------------
     Total                      JPY73,884 thousand                   Software                              JPY4,628 thousand
                                                                     Telepfone rights                      JPY1,019 thousand
                                                                     -------------------------------------------------------
                                                                     Total                                JPY47,811 thousand

N6 Major components of loss on cancellation of contracts is
   as follows:
   Legal fees: Intranets Co., Ltd. JPY22,519 thousand                                       ----------

(For statements of cash flows)                                                       (Thousands of yen)

                            FY2002                                                        FY2003
                     (From October 1, 2001                                          (From October 1, 2002
                     To September 30, 2002)                                         To September 30, 2003)
-------------------------------------------------------------        ----------------------------------------------------------
The following is the relation between cash and cash                  The following is the relation between cash and cash
equivalents at the end of the year and the items listed in           equivalents at the end of the year and the items listed in
balance sheets                                                       balance sheets

       Cash on hand and in banks             16,411,288               Cash on hand and in banks              1,930,519
       Time deposits with maturity more                               Time deposits with maturity
       than 3 months                           (200,000)              more than 3 months                      (200,000)
       Securities                               200,787               Securities                               200,795
       ------------------------------------------------               ------------------------------------------------
       Cash and cash equivalents             16,412,076               Cash and cash equivalents              1,931,315
       ================================================               ================================================


   (For lease transaction)

                            FY2002                                                        FY2003
                     (From October 1, 2001                                          (From October 1, 2002
                     To September 30, 2002)                                         To September 30, 2003)
-------------------------------------------------------------           ------------------------------------------------------
There are no significant transactions to be disclosed
                                                                        Same as left

   (For securities)
   FY2002 (From October 1, 2001 to September 30, 2002)

1.  Other securities sold in FY2003

          Amount of sales              Total amounts of gain on sales           Total amounts of loss on sales
------------------------------         ------------------------------      ---------------------------------------
         JPY43,225 thousand                     JPY9,975 thousand                      ----------

2.  Carrying value of major securities whose fair value is not available
                                                      (As of September 30, 2002)

        Categories                           Amount accounted in Balance sheets
------------------------------               ----------------------------------
Other securities
   Free Financial Founds                            JPY200,787 thousand


       FY2003 (From October 1, 2002 to September 30, 2003)
1.     Other securities sold in FY2003
          Not applicable

2.  Carrying value of major securities whose fair value is not available
                                                      (As of September 30, 2003)

               Categories                    Amount accounted in Balance sheets
--------------------------------             ----------------------------------
Other securities
   Free Financial Founds                             JPY200,795 thousand

(For derivative transaction)
   FY2002 (From October 1, 2001 To September 30, 2002)

      The Company does not engage in derivative transactions and therefore this item is not applicable.

      FY2003 (From October 1, 2002 To September 30, 2003)

      The Company does not engage in derivative transactions and therefore this item is not applicable.

   (Tax-effect accounting)                                            (Thousands of yen)

                        FY2002                                                FY2003
              (As of September 30, 2002)                            (As of September 30, 2003)
-------------------------------------------------       -------------------------------------------------
1.  Significant components of deferred tax              2.  Significant components of deferred tax
    assets and liabilities                                  assets and liabilities
(Deferred tax assets)                                   (Deferred tax assets)
Net operating loss carried forward  4,443,771           Net operating loss carried forward    3,971,292
Allowance for doubtful accounts         4,151           Allowance for doubtful accounts         109,978
Loss on bad debts                      17,337           Loss on bad debts                            --
Depreciation expense                    5,109           Depreciation expense                     15,239
Software                               33,264           Software                                 24,113
Others                                  1,023           Allowance for settlement liabilities    328,865
                                   ----------
Subtotal deferred tax assets        4,504,658           Others                                    3,544
                                                                                             ----------
Valuation allowance                (4,504,658)          Subtotal deferred tax assets          4,453,032
                                   ----------
Total deferred tax assets                  --           Valuation allowance                  (4,453,032)
                                                                                             ----------
                                                        Total deferred tax assets                    --

2. The reconciliation between the effective             2. The reconciliation between the effective tax
tax rates reflected in the consolidated financial          rates reflected in the consolidated financial
statements and statutory tax rate.                         statements and statutory tax rate.
                                                           Description hereto is omitted due to net loss
Statutory tax rate                      42.1%              in fiscal year 2003.
(Adjustment)
Divided equability amount
of inhabitants tax                       0.3%
Valvation allowance                    (42.1%)
Effective tax rates after adoption of
tax-effect accounting                    0.3%

                                                        3. Statutory tax rate used in the calculation of
                                                           non-current deferred tax assets and liabilities
                                                           is changed from 42.05% to 40.69, due to "Law of
                                                           amending parts of Local tax" amended at
                                                           March 31, 2003.


   (Income and Loss in equity method)
     FY2002 (From October 1, 2001 To September 30, 2002)

             Not applicable.

     FY2003 (From October 1, 2002 To September 30, 2003)

             Not applicable.



   (Trade with Related Parties)
     FY2002 (From October 1, 2001 To September 30, 2002)

             Not applicable.

   FY2003 (From October 1, 2002 To September 30, 2003)

(1)        Parent company and main shareholder company

                                                                                                                          Balance at
                                 Capital              Voting                                         Amount of            the end of
 Relation   Name     Address    (Million              right                                         transaction              period
                                  yen)    Business    ratio       Connection detail      Content of  (thousand  Accounts  (Thousand
                                                      (owned)  -------------------------   trade       of yen)              of yen)
                                                               Interlocking  Connection
                                                                 director   on business
---------  --------  ----------  -------- ----------- -------  ------------ ------------ ---------- ----------- --------- ----------
  Parent    Hikari   Toshima-ku   53,294  Information (81.5%)    1 person        --      Payment of              account
  Company  Tsushin,    Tokyo              Technology                                      seconded    81,155     payable-   13,684
             Inc.                           Service                                       employee                other
                                           business                                        salary

                                                                                         Payment of
                                                                                         headquarter    4,703        --         --
                                                                                         relocation
                                                                                            cost

Note: Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at end of period for taxable transaction.

 (Transaction condition and decision policy)

  Policy and condition is made by both parties concerns under the agreement



  (2)Fellow subsidary

                                                                                                                          Balance at
                                                      Voting                                       Amount of              the end of
                                Capital               right                                       transaction              period
 Relation     Name    Address  (Million    Business   ratio       Connection detail    Content of  (thousands   Accounts  (Thousand
                                 Yen)                 (owned)   ---------------------    trade        yen)                 of yen)
                                                                 Inter-    Connection
                                                                locking       on
                                                                director   business
---------- --------- ----------  ------   ----------  -------   --------   ----------  --------    ---------   ----------  ---------
Subsidiary IE Group, Toshima-ku  1,822     Sales of      --        --          --      Sales of     139,843    Accounts    49,694
 of parent    Inc.    Tokjyo                office                                     Software                receivable-
  company                                 automation                                                             trade
                                           equipment

Subsidiary Business  Toshima-ku   10         Other       --     2 person       --     Consulting     12,924        --        --
 of parent Partner,   Tokjyo               business                                       fee
  company     K.K.

Note: Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at end of period for taxable transaction.


(Transaction condition and policy)

  Policy and condition is made by both parties pursuant to mutual agreement

   (Amounts per share)

                                                    FY2002                                     FY2003
                                            (From October 1, 2001                       (From October 1, 2002
                                           To September 30, 2002)                        To September 30, 2003)
                                           -----------------------              ----------------------------------------
      Net assets per share                       JPY1,632,623.01                                      JPY208,180.98
        Net Income (loss)                          JPY130,478.79                                      JPY(22,612.17)
        per share - basic
 Net income per share - diluted                             ----                                               ----

                                                                                Since the current year, the Company has adopted
                                                                                "Accounting Standard for Net Income per
                                                                                Share" (Statement of Accounting Standard
                                                                                Board of Japan No.2, issued on Sept. 25,
                                                                                2002) and "The Guidance for
                                                                                Implementation of the Accounting
                                                                                Standard for Net Income per Share" (The
                                                                                guidance for implimentation of statement
                                                                                of Accounting Standard Boad of Japan
                                                                                No.4, issued on Sept. 25, 2002).


                                                                                There is no effect on per share
                                                                                information of the current period and
                                                                                FY2002 by the adoption of both rules.

 (Note) 1. Net income per share -- diluted for FY2002 is not stated because there is no premium on issuing stock subscription rights and for the current year is not stated because net loss was incurred.

   2. Net income per share -- basic for the current year is calculated using the following base.

                                                                  FY2002                                 FY2003
                      Items                                 (From October 1, 2001                (From October 1, 2002
                                                             To September 30, 2002)              To September 30, 2003)
---------------------------------------------                ---------------------      ----------------------------------------
 Current net income(loss)(JPY thousand)                                     --                                      (232,113)
 Amount not attributable to common stock(JPY                                --                                            --
       thousand)
 Net income(loss) attributable to common                                    --                                      (232,113)
         stock(JPY thousand)
 Average number of shares outstanding during                                --                                        10,264
      the year (share)
                                                                                        (Stock Option)
                                                                                        Resolution at Extraordinary Shareholders'
                                                                                        Metting on May 31, 2000
                                                                                        Amounts Paid: JPY 3,000 thousand
                                                                                        (unsecured bonds with subscription rights)
 Information of diluted shares, which is not                                            The 3rd unsecured bonds
 included in calculation of net income per                                  --          (with stock warrants)
 share -- diluted for the current year due to                                           Face amount: JPY1,687,000 thousand
 no dilutive effect.
                                                                                        These outlines are stated on "4. CORPORATE
                                                                                        INFORMATION, 1. Information of shares, 2.
                                                                                        Acquisition of treasury stock."

   (Significant subsequent events)

          Not applicable.

e) Additional detail list

 A Detail list of securities

  Securities

                                      CATEGORY AND BRAND                        NUMBER OF SHARES    AMOUNTS STATED IN BALANCE SHEET
                       -----------------------------------------------       ---------------------  -------------------------------
   Other      Others
 securities
                       (Investment-trust-on-securities benefit coupon)       (Thousands of shares)               (Thousands of yen)
                       NOMURA ASSET MANAGEMENT Co., Ltd                            200,795                             200,795
                                      Free Financial Fund
                                                                                -----------                          -----------
                            Total securities                                      200,795                              200,795
                                                                                -----------                          -----------

 B Detail list of property and equipment

                                                       (Thousands of yen)
      CATEGORY                        INCREASE
                          BALANCE AT   DURING    DECREASE      BALANCE AT
                          THE END OF    THE       DURING       THE END OF                 DEPRECIATION    BALANCE AT THE
                          THE PRIOR   CURRENT   THE CURRENT   THE CURRENT   ACCUMULATED    FOR CURRENT      END OF THE
                            YEAR         YEAR      YEAR          YEAR       DEPRECIATION      YEAR       CURRENT YEAR NET    REMARKS
------------------------  ----------  -------   ---------- -----------   ------------      ------------   ----------------   -------
(Tangible Fixed Asset)
   Building                  6,334      2,201      5,473       3,062            614             657             2,447
   Equipment               397,544      2,420    306,983      92,981         68,261          24,155            24,719
      Total                403,878      4,621    312,456      96,043         68,876          24,812            27,166
(Intangible Fixed Assets)
   Software                 24,557        --       6,611      17,945         10,796           4,250             7,148
   Telephone rights          2,867        --       1,667       1,200             --              --             1,200
      Total                 27,424        --       8,278      19,145         10,796           4,250             8,348


 (Note) 1 Major assets of increased in the current fiscal year are as follows:
        Building
             Leasehold improvement in connection with relocation of head office:                          JPY2,201 thousand
        Property and equipment
          Using PCs by the Company, peripheral equipments and setting cost:
          2 Major assets of decreased in the current fiscal year are                                      JPY2,420 thousand
          as follows:
        Building
          Leasehold improvements of the old office in connection with relocation of head office:          JPY5,473 thousand
        Property and equipment
          Sales and disposal of old office's equipments in connection with relocation of head office:   JPY306,983 thousand
          Sales with telephone rights of relocation of head office:                                       JPY1,667 thousand
          Decreasing by selling with software rationalization:                                            JPY6,611 thousand

   C Detail list of shareholders' equity

                                                              (Thousands of yen)

             CATEGORY             BALANCE AT THE END OF   INCREASE DURING THE  DECREASE DURING THE  BALANCE AT THE END OF   REMARKS
                                     THE PRIOR YEAR           CURRENT YEAR         CURRENT YEAR        THE CURRENT YEAR
--------------------------------- ---------------------   -------------------  -------------------  ---------------------  ---------
  Shareholder's equity                      8,060,325                  2,000             7,495,640              566,685        --
     Outstanding     Common Stock      (10,258 shares)            (10 shares)             (--share)      (10,268 shares)   (N1) (N2)
     shares             (share)             8,060,325                  2,000             7,495,640              566,685
                                        -------------              ---------             ---------       --------------     --------
                         Total         (10,258 shares)            (10 shares)            (--shares)      (10,268 shares)       --
                                            8,060,325                  2,000             7,495,640              566,685
                                        -------------              ---------             ---------       --------------     --------
  Legal reserves
  and additional       Capital
  paid-in capital      reserve
                      Additional
                       paid-in
                        capital             7,342,661                  2,000             6,879,560              465,101    (N1) (N2)
                                        -------------              ---------             ---------       --------------     --------
                        Total               7,342,661                  2,000             6,879,560              465,101        --
                                        -------------              ---------             ---------       --------------     --------
   Legal reserve
   and voluntary         Legal
     reserves           reserves                   --                     --                    --                   --        --
                                        -------------              ---------             ---------       --------------     --------
                         Total                     --                     --                    --                   --        --
                                        -------------              ---------             ---------       --------------     --------


(N1) The reason of increase in shareholders' equity is exercise of stock option.

(N2) The reason for decrease in additional paid-in capital and shareholder's equity is the special cash dividend with capital reduction and the decrease of capital reserve, which is resolved at the Extraordinary Shareholders' Meeting on September 30, 2003.

   D Detail list of allowance

                                                              (Thousands of yen)


                     BALANCE AT THE END  INCREASE DURING     DECREASE DURING THE CURRENT YEAR      BALANCE AT THE
     CATEGORY          OF THE PRIOR      THE CURRENT YEAR    --------------------------------        END OF THE      REMARKS
                            YEAR                             PURPOSE OF USE            OTHER        CURRENT YEAR
-------------------  ------------------  ----------------    --------------            ------      --------------    -------
    Allowance for             270,872              1,386                315             1,858           270,084
  doubtful accounts
                              -------            -------              -----             -----           -------
    Allowance for               7,014              9,119              7,014                --             9,119
  employees' bonus
                              -------            -------              -----             -----           -------
    Allowance for
    settlement of
     litigation                    --            782,081                 --                --           782,081
                              -------            -------              -----             -----           -------

(Note) Allowance for doubtful accounts others in the current year is as follows:
       Reversal by debit collection:   JPY1,713 thousand yen
       Transfer to investment:           JPY145 thousand yen

(2) Major components of assets and liabilities

 A. Assets
  i) Cash on hand and in banks                                (Thousands of yen)

                CATEGORY                                    AMOUNTS                                         REMARKS
-----------------------------------                        ---------                                      -----------
              Cash on hand                                        44
Bank            Saving accounts                            1,513,142
deposit
             Deposit denominated in                              798                                      US$7,174.14
                foreign currency
           Checking accounts                                 216,535
                  Time deposit                               200,000
                                                           ---------                                      -----------
           Sub-total                                       1,930,475                                               --
                                                           ---------                                      -----------
                 Total                                     1,930,519                                               --
                                                           ---------                                      -----------

  ii) Accounts receivable
   a) Details for counter parties                             (Thousands of yen)

                PARTIES                                    AMOUNTS                         REMARKS
-------------------------                                  -------                         -------
   IE Group, Inc.                                           49,694
   Regular DESKWING users                                   32,307
   First Charge, Inc.                                       26,787
   Hikari Tsushin, Inc.                                      8,177
   CalltoWeb, Inc.                                           5,217
   Others                                                    3,009
                                                           -------                            ----
                 Total                                     125,194                              --
                                                           -------                            ----

   b) Details for accounts receivable, collection
      and retentions                                          (Thousands of yen)


                                                                                                    RETENTION PERIOD
                                                                                                    (A)+(D)
                                                                                                        -------
                                                                                   COLLECT RATE            2
   BALANCE AT        TOTAL ACCOUNTS        AMOUNTS            BALANCE AT THE END       (C)               -----
  BEGINNING OF     RECEIVABLE DURING      COLLECTED            OF FISCAL YEAR        ------- x 100        (B)
THE FISCAL YEAR        FISCAL YEAR           (C)                     (D)             (A)+(B)             -----
      (A)                  (B)                                                                            365
-------------      -----------------     -----------          ------------------   ---------------  ----------------
       22,898           1,903,319          1,801,023                 125,194             93.50%        14.19 days
       ------           ---------          ---------                 -------             -----         ----------

(Note) Tax excluding method is adapted for consumption tax, etc, but above amounts include consumption tax, etc.


   c) Commodities                                                      (Thousands of yen)

      NAME OF COMMODITIES                                  AMOUNTS                          REMARKS
-------------------------                                  -------                          -------
   Business card scanner                                     2,365
                                                             -----                            ----
                 Total                                       2,365                              --
                                                             -----                            ----


  d) Official credit deposit                                           (Thousands of yen)

          PARTIES                                          AMOUNTS                          REMARKS
---------------------------------                          -------                          -------
   Shaiov Stone & Bonner attorney                          782,081
   Escrow account
                                                           -------                            ---
                 Total                                     782,081                             --
                                                           -------                            ---

  e) Bankruptcy reorganization credit obligation                       (Thousands of yen)

         PARTIES                                           AMOUNTS                         REMARKS
-----------------------                                    -------                         -------
   IBWeb, Inc.                                             219,000
  MCC Holdings K.K.                                         35,000
  Yukihide Goto                                              6,529
  Others                                                       291
                                                           -------                           ---
                 Total                                     260,820
                                                           -------                           ---

 B. Liabilities

   i) Accounts payable                                                                 (Thousands of yen)
                PARTIES                                    AMOUNTS                          REMARKS
---------------------------                                -------                          -------
   Global Media Online Inc.                                 40,765
   IDK Inc.                                                 25,061
   Magrex Inc.                                              12,112
   MCJ Co., Ltd.                                             8,630
   axiv.com Inc.                                             8,012
   Others                                                   40,480
                                                           -------                            ---
                 Total                                     135,062                             --
                                                           -------                            ---

  ii) Allowance for settlement of litigation
        The Company has recorded the amount it expects to pay for the settlement of the Class Action suit related to the Company's US public listing on US NASDAQ.

(3) Others
 A. Status after closing date of fiscal year
    Not applicable

 B. Litigation

    We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business. On and after September 8, 2000, class action lawsuits were filed in the United States District Court for the Southern District of New York against (i) the Company,
(ii) our CEO at the time, (iii) the underwriters Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co. and (iv) Hikari Tsushin, Inc. The complaints included allegations that, during the course of its March 8, 2000 public offering of our American Depositary Shares, Crayfish violated U.S. securities laws by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities laws. Eleven lawsuits were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointing lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new lead counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. After negotiations, the parties have entered into a memorandum of understanding regarding the settlement of the class action litigation, subject to the execution of a final settlement agreement and approval by the court.

    Pursuant to the memorandum of understanding, defendants Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, Crayfish's CEO at the time of our public offering, reached a settlement with the plaintiffs to settle and dismiss all pending class action litigation for US$9,000,000. Crayfish entered into this settlement solely to avoid any further cost, burden or uncertainty from the litigation, and has not acknowledged and will not acknowledge the validity of any claims alleged by the plaintiffs. Out of the US$9,000,000 required to be paid under the memorandum of understanding, US$6,625,000 has already been deposited by Crayfish into an escrow account pending court approval of the settlement. Crayfish recorded this amount as an expense in its third fiscal quarter ended June 30, 2003.

This settlement will not become final until approved by the court.

6. INFORMATION ON TRANSFER AND REPURCHASE OF THE COMPANY

  Closing date of fiscal year:                      September 30
  Ordinary general meeting of shareholders:
                                                    Within three months after next day of closing date of fiscal year
  Closing period for record of shareholders:        --
  Cut-off date for dividend:                        September 30
  Available types of share certificate:             1 share certificate
                                                    10 shares certificate
                                                    100 shares certificate
  Cut-off date for interim dividends:               March 31
  Number of shares for Single Unit:                 Not applicable
  Transfer of shares
    Address where transfers are processed:          Marunouchi 1-4-4, Chiyoda-ku Tokyo, Japan
                                                    The Sumitomo Trust & Banking Co., Ltd.
                                                    Stock Transfer Agency Department
    Name of transfer agent:                         Kitahama 4-5-33, Chuo-ku Osaka, Japan
                                                    The Sumitomo Trust & Banking Co., Ltd.
    Office available for transfer:                  The Sumitomo Trust & Banking Co., Ltd.
                                                    Nationally main and branch office
    Transfer charge:                                Free
    Charge to issue new certificate:                Free

Acquisition off shares less than one unit
    Address where transfers are processed:          --
    Name of transfer agent:                         --
    Office available for transfer:                  --
    Transfer charge for repurchase of shares:       --
   Names of the newspaper in which the Company publish its public announcements:
                                                    The Nihon Keizai Shinbun issued in Tokyo
   Special benefit to shareholders:                 None

7. REFERENCE FOR THE COMPANY

From the beginning of the current fiscal year to the submission date of Yuuka Shouken Houkokusho, the Company has filed following documents:

(1) Yuuka Shouken                                                                   December 24, 2002
    Houkokusho                 Fiscal Year          From: October 1, 2001           Filed to the Chief of
    and attached documents  (7th fiscal year)       To: September 30, 2002          Kanto Local Finance Bureaus

(2) Hanki Houkokusho                                From: October 1, 2002           June 30, 2003
                            (8th interim term)      To:  March 31, 2003             Filed to the Chief of
                                                                                    Kanto Local Finance Bureaus

Part II INFORMATION ON THE COMPANY'S GUARANTOR

 Not applicable